Via Facsimile and U.S. Mail
Mail Stop 6010

April 6, 2006

Jan H. Egberts, M.D.
President and Chief Executive Officer
NovaDel Pharma, Inc.
25 Minneakoning Road
Flemington, NJ 08822

      Re: NovaDel Pharma, Inc.
              Form 10-KSB for Fiscal Year Ended July 31, 2005
              File No. 1-32177

Dear Dr. Egberts:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief